MDB Capital Group, LLC
401 Wilshire Boulevard, Suite 1020
Santa Monica, CA 90401

June 8, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          ZBB Energy Corporation
Registration Statement on Form S-1
File No. 333-179541

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of ZBB Energy Corporation (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on June 12, 2012, or as soon thereafter as practicable.

                                   Very truly yours,

                                   MDB CAPITAL GROUP, LLC

                                   By: /s/ Gary Schuman
                                         Gary Schuman
                                         CFO & CCO